ELEMENTIS

05013541

22 December 2005

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
DEC 27 2005
WASH, D.C. 185 SECTION

Dear Sirs

Elementis plc
SEC Exemption Number 82-34751

Further to our initial submission for exemption made in September 2003, please find enclosed further documentation for filing, as required by Rule 12g3-2(b) as follows:-

1. All documentation filed with Companies House from 1 October 2005 to date together with schedule listing the same.

2. All documentation/announcements that have been filed with the London Stock Exchange from 1 October 2005 to date together with schedule listing the same.

3. All documentation filed with the UK Listing Authority from 1 October 2005 to date together with a schedule listing the same.

Please contact the undersigned on 44 (0) 1784 22 7021 if you have any questions or comments concerning this letter or if we can provide any further assistance.

Yours faithfully

Marie-Anne Culnane
Company Secretary's Office
Elementis plc

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

Elementis plc
Elementis House
56 Kingston Road
Staines TW18 4ES, UK

Telephone: +44 (0) 1784 22 7000

Companies House Filings made From
1 October 2005 – 22 December 2005

Type	Date	Description
88(2)R	21/12/2005	AD 07/12/05--------- £ SI 600647@.05=30032 £ IC 209159039/209189071
88(2)R	19/12/2005	AD 13/12/05--------- £ SI 165305@.05=8265 £ IC 209150774/209159039
88(2)R	19/12/2005	AD 09/12/05--------- £ SI 130752@.05=6537 £ IC 209144237/209150774
288a	15/12/2005	SECRETARY APPOINTED
288b	15/12/2005	SECRETARY RESIGNED
88(2)R	09/12/2005	AD 01/12/05--------- £ SI 31861@.05=1593 £ IC 209142644/209144237
88(2)R	07/12/2005	AD 18/11/05--------- £ SI 181493@.05=9074 £ IC 209133570/209142644
88(2)R	05/12/2005	AD 28/11/05--------- £ SI 245562@.05=12278 £ IC 209121292/209133570
88(2)R	29/11/2005	AD 10/11/05--------- £ SI 46081@.05=2304 £ IC 209118988/209121292
88(2)R	29/11/2005	AD 10/11/05--------- £ SI 116328@.05=5816 £ IC 209113172/209118988
88(2)R	16/11/2005	AD 02/11/05--------- £ SI 478654400@.01=4786544 £ IC 204326628/209113172
122	08/11/2005	£ IC 209442188/204326627 02/11/05 £ SR 511556025@0.01= 5115560
88(2)R	26/10/2005	AD 07/10/05--------- £ SI 2212@.05=110 £ IC 209442078/209442188
88(2)R	11/10/2005	AD 07/09/05--------- £ SI 17349@.05=867 £ IC 209441211/209442078

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	347,826	194,285	58,536
Nominal value of each share	5p	5p	5p
Amount (if any) paid or due on each share *(including any share premium)*	24.75p	35.00p	51.25p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited (Desig: ESOS Part Id:142CN) Address: 20 Moorgate LONDON UK Postcode: EC2R 6DA	Ordinary	542,111
Name: Mr.Philip Brown Address: Pine View Cottage Plover Lane Lower Common Eversley Hampshire UK Postcode: RG27 0QX	Ordinary	58,536
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:	**TOTAL**	**600,647**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 7/12/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ [initialled]

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC /LB/E4726 Tel: 01903 833017

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	49,268	52,587	63,450
Nominal value of each share	5p	5p	5p
Amount (if any) paid or due on each share *(including any share premium)*	51.25p	29.00p	56.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS Address ~~12 Tokenhouse Yard~~ 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 165,305
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **165,305**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________ **Date** 13/12/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/PCH 4839 Tel: 01903 833~~398~~ 250

3

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	58,894	71,858	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	29p	56.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig:-ESOS / Part ID:-142CN Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 130,752
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 130,752

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ________________ **Date** 9/12/05

~~A director~~ / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

Companies House

— for the record —

288a(ef)

Appointment of a Director or Secretary

Company Name: **ELEMENTIS PLC**

Company Number: **03299608**

Received for filing in Electronic Format on the: **15/12/2005**

XZ2VJB8V

New Appointment Details

Position: **SECRETARY** *Date of Appointment:* **15/12/2005**

Name: **MS JENNIFER MARY MURPHY**

Consented to Act: **Yes**

Usual Residential Address **20 HAMILTON ROAD**
TWICKENHAM
UNITED KINGDOM TW2 6SN

Date of Birth: **05/07/1966** *Nationality:* **BRITISH**
Occupation: **COMPANY SECRETARY**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **15/12/2005** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **ELEMENTIS PLC**

Company Number: **03299608**

Received for filing in Electronic Format on the: **15/12/2005**

XZ2UQB81

Resignation Details

Position: **SECRETARY** *Date of Resignation:* **15/12/2005**

Name: **MARK DARREN PRUDDEN** *Date of Birth:* **09/09/1960**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **15/12/2005** *Authenticated:* **Yes (E/W)**

5

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 1	1 2	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	31,861		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:-NONCFM / Part ID:-142GW	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	31,861
LONDON		
UK Postcode E C 2 R 6 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	31,861
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 11/12/05

~~A director~~ / secretary / administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If sh es were allotted on one date ente at date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	181493		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	29p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If th~ allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig:- ESOS / Part ID:- 142CN Address 20 Moorgate LONDON UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 181493
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 181493

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 18/4/08

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC /BJB/4294 Tel: 01903 833208

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
28	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	245,562		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	51.25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (Desig: ESOS Part Id: 142CN) Address 20 Moorgate LONDON UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 245,562
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **245,562**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 28/4/05

~~A director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Assist

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	46,081		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	29p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A41 *AUKGEAIA* 276
COMPANIES HOUSE 19/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 46,081
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 46,091

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

igned [signature] **Date** 16/11/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, lephone number and, if available, DX number and Exchange of the rson Companies House should

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	116,328		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	29p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A41 *AUKGFAIB* 275
COMPANIES HOUSE 19/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate LONDON	Ordinary	116,328
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	116,328
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 16/11/05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

Bulk List.

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	2	Nov	2005			

Class of shares *(ordinary or preference etc)*	Redeemable B Shares		
Number allotted	478,654,400		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100 %		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

1.1 Redeemable B shares issued for every 1 Ordinary share
Held on the Register as at 27 October 2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name See attached list Address UK Postcode	Class of shares allotted Redeemable B Shares	Number allotted 478,654,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 1 NOVEMBER 2005

A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway, Worthing

West Sussex Tel 01903 702233

DX number DX exchange

G

COMPANIES FORM No. 122

Notice of consolidation, division, Sub-division, redemption or Cancellation of shares, or conversion, Re- conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold black lettering

To the Registrar of Companies
(**Address overleaf**)

For official use

Company number: 3299608

Name of company

*insert full name of company

* ELEMENTIS PLC

gives notice that :

On the 2 November 2005, 511,556,025 Redeemable B shares of £0.01 were redeemed at par.

Leaving 212,453,281 Redeemable B shares of £0.01 on the register.

Insert Director Secretary Administrator Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation = SECRETARY Date 1 NOVEMBER 2005

Presentor's name address and Reference (if any) :
Mr S Lagodzinski
Corporate Actions
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

For official Use
General Section

Post room

A07 *AQLU9A64*
COMPANIES HOUSE 229
07/11/2005

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	07	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2212		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	**23.2p**		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

A53 *A7T1M9NT* 678
COMPANIES HOUSE 19/10/2005

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mr Matthew Ryan Address 29 Glemsford Drive, Harpenden, Herts UK Postcode AL5 5RB	Class of shares allotted Ordinary	Number allotted 2212
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Ordinary**	Number allotted **2112**

Please enter the number of continuation sheet(s) (if any) attached to this form : **0**

Signed Mal. Pirlo **Date** 18 October 2005

A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / recei~~ver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Elementis plc (~~Mr Nick Rowe~~) Penny Watson Elementis House
	56 Kingston Road Staines Middlesex TW18 4ES
	Tel 01784 227000 Fax 01784 460731
	DX number DX exchange

13

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	17,349		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	23.2p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

ED1 *EN4CH8U9* 527
COMPANIES HOUSE 20/09/2005

Shareholder details		Shares and share class allotted	
Name	Mr Mark Taylor	Class of shares Allotted	Number allotted
Address	Garden Flat, 8 Sangora Road, London,	Ordinary	17,349
UK Postcode	SW11 1RL		
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Mark Purdue Date 16/9/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Mr Nick Rowe)
Elementis House
56 Kingston Road
Staines
Middlesex TW18 4ES
Tel 01784 227000 Fax 01784 460731
DX number DX exchange

London Stock Exchange and UKLA Filings made from

1 October 2005 – 22 December 2005

Date	Description
16 Dec, 2005	Holding(s) in Company
	Trading Statement
12 Dec, 2005	Holding(s) in Company
05 Dec, 2005	Director/PDMR Shareholding
	Director/PDMR Shareholding
21 Nov, 2005	Additional Listing
17 Nov, 2005	Holding(s) in Company
15 Nov, 2005	Director/PDMR Shareholding
	Director/PDMR Shareholding
11 Nov, 2005	Director/PDMR Shareholding
	Director/PDMR Shareholding
03 Nov, 2005	Director/PDMR Shareholding
01 Nov, 2005	Disposal
31 Oct, 2005	Strategic Review
28 Oct, 2005	Additional Listing
25 Oct, 2005	Holding(s) in Company
19 Oct, 2005	Disposal

Elementis PLC
16 December 2005

Elementis plc ('the Company')

The Company announces that it was notified on 16 December 2005 under Section of the Companies Act 1985 that as at the close of business on 9 December 2005 Brandes Investment Partners, L.P was interested in 3,840,193 Ordinary Shares 5p each in the company. These holdings represent 0.88% of the issued Ordinary Share capital of the Company as at 16 December 2005.

Jennifer Murphy
Company Secretary

16 December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

Elementis PLC
16 December 2005

16 December 2005

Elementis plc

Trading Statement

Friday 16 December 2005: Elementis plc (LSE:ELM) today issues a trading updat ahead of the preliminary results for the year ending 31 December 2005.

As stated at the time of the Strategic Review Announcement on 31 October 200 the company's current trading performance is in line with its expectations f the year ending 31 December 2005.

The company will make its Preliminary Results announcement at the end of February 2006. In addition, the results of the second phase of the Board's Strategic Review, focussing principally on the Specialties business, will be announced around the end of March 2006.

- Ends -

Further Enquiries:

Elementis Tel +44 (0) 1784 22

Edward Bramson - Chairman
Brian Taylorson - Finance Director

Financial Dynamics Tel +44 (0) 20 7831

Andrew Dowler
Greg Quine

Elementis PLC
12 December 2005

Elementis plc ('the Company')

The Company announces that it was notified on 9 December 2005 under Section 1 of the Companies Act 1985 that as at the close of its business on 8 December 2005, UBS AG, acting through its business group and legal entities had an interest in 18,065,213 Ordinary shares of 5p each in the capital of the Compa These holdings represent 4.15% of the issued ordinary share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

Elementis PLC
05 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification require by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, : 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC ('ELEMENTIS')

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

THE ACQUISITION OF SHARES IN ELEMENTIS (AS DETAILED BELOW) ARE HEREBY NOTIFIED PURSUANT TO (i) ABOVE ON BEHALF OF HANOVER I FUND LP AND HANOVEI MASTER FUND LP AS TRANSACTIONS CONDUCTED ON THEIR OWN ACCOUNT AND PURSUAI TO (ii) ABOVE BY EDWARD BRAMSON

3. Name of person discharging managerial responsibilities/director

EDWARD BRAMSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify connected person

HANOVER I FUND LP;

HANOVER I MASTER FUND LP.

5. Indicate whether the notification is in respect of a holding of the pers(referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDINGS OF THE PERSONS REFERRED T(IN 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES LIMITED - 4,906,929 - HELD ON BEHALF OF HANOVER I FUND I AND HANOVER I MASTER FUND LP (AFTER THE ACQUISITIONS AS DETAILED BELOW)

8. State the nature of the transaction

ACQUISITION OF 1,100,000 SHARES BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP (AS DETAILED BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired

875,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 30 NOVEMBER 2005;

225,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 1 DECEMBER 2005;

10. Percentage of issued class acquired (treasury shares of that class shoul(not be taken into account when calculating percentage)

0.20% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 30 NOVEMBER 2005;

0.05% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 1 DECEMBER 2005;

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed (treasury shares of that class shoulc not be taken into account when calculating percentage)

    N/A

13. Price per share or value of transaction

    70P IN RELATION TO ACQUISITION ON 30 NOVEMBER 2005

    69.78P IN RELATION TO ACQUISITION ON 1 DECEMBER 2005

14. Date and place of transaction

    ACQUISITIONS BY VIDACOS LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP:

    - 30 NOVEMBER 2005, LONDON
    - 1 DECEMBER 2005, LONDON

15. Total holding following notification and total percentage holding follow: notification (any treasury shares should not be taken into account when calculating percentage)

    1. EDWARD BRAMSON IS INTERESTED IN THE FOLLOWING ELEMENTIS SHARES PURSU/ TO SECTION 324 OF THE COMPANIES ACT 1985 - 4,906,929 (1.13%)

    2. VIDACOS NOMINEES LIMITED - 1,109,457 (0.26%) ON BEHALF OF HANOVER I I LP AND 3,797,472 (0.87%) ON BEHALF OF HANOVER I MASTER FUND LP

16. Date issuer informed of transaction

    2 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

MARK PRUDDEN

Date of notification

5 DECEMBER 2005

Elementis PLC
05 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification require by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 1 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC ('ELEMENTIS')

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

THE ACQUISITIONS OF SHARES IN ELEMENTIS (AS DETAILED BELOW) ARE HEREBY NOTIFIED PURSUANT TO (i) ABOVE ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP AS TRANSACTIONS CONDUCTED ON THEIR OWN ACCOUNT AND PURSUANT TO (ii) ABOVE BY MATTHEW PEACOCK

3. Name of person discharging managerial responsibilities/director

MATTHEW PEACOCK

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify connected person

HANOVER I FUND LP;

HANOVER I MASTER FUND LP.

5. Indicate whether the notification is in respect of a holding of the pers(referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDINGS OF THE PERSONS REFERRED TO IN 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES LIMITED - 4,906,929 - HELD ON BEHALF OF HANOVER I FUND I AND HANOVER I MASTER FUND LP (AFTER THE ACQUISITIONS AS DETAILED BELOW)

8. State the nature of the transaction

ACQUISITION OF 1,100,000 SHARES BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP (AS DETAILED BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired

875,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 30 NOVEMBER 2005;

225,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 1 DECEMBER 2005.

10. Percentage of issued class acquired (treasury shares of that class shoul(not be taken into account when calculating percentage)

0.20% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND, HANOVER I MASTER FUND LP ON 30 NOVEMBER 2005;

0.05% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 1 DECEMBER 2005.

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed (treasury shares of that class shoulc not be taken into account when calculating percentage)

    N/A

13. Price per share or value of transaction

    70P IN RELATION TO ACQUISITION ON 30 NOVEMBER 2005

    69.78P IN RELATION TO ACQUISITION ON 1 DECEMBER 2005

14. Date and place of transaction

    ACQUISITIONS BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP A HANOVER I MASTER FUND LP

    - 30 NOVEMBER 2005, LONDON
    - 1 DECEMBER 2005, LONDON

15. Total holding following notification and total percentage holding follow notification (any treasury shares should not be taken into account when calculating percentage)

    1. MATTHEW PEACOCK IS INTERESTED IN THE FOLLOWING ELEMENTIS SHARES PURSUANT TO SECTION 324 OF THE COMPANIES ACT 1985 - 4,906,929 (1.13%)
    2. VIDACOS NOMINEES LIMITED - 1,109,457 (0.26%) ON BEHALF OF HANOVER I F LP AND 3,797,472 (0.87%) ON BEHALF OF HANOVER I MASTER FUND LP.

16. Date issuer informed of transaction

    2 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

MARK PRUDDEN

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 5 DECEMBER 2005

This information is provided by RNS
The company news service from the London Stock Exchange

Elementis PLC
21 November 2005

Elementis plc

Block Listing

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 2,500,000 Ordinary Shares of 5p each under th Elementis plc Executive Share Option Schemes 2003, to trade on the London Stc Exchange and to be admitted to the Official List upon issuance. The shares sh rank pari passu with the existing issued shares of the Company.

For further information contact:

Elementis plc
Penny Watson - Company Secretarial Assistant
Telephone: 01784 22 7023

This information is provided by RNS
The company news service from the London Stock Exchange
AOSRVVRAUAA

Elementis PLC
17 November 2005

Elementis plc ('the Company')

The Company announces that it was notified on 16 November 2005 under Section 198 of the Companies Act 1985 that as at the close of its business on 14 November 2005, UBS AG, acting through its business group and legal entities I an interest in 13,113,921 Ordinary shares of 5p each in the capital of the Company. These holdings represent 3.01% of the issued ordinary share capit of the Company.

Penny Watson
Company Secretarial Assistant

This information is provided by RNS
The company news service from the London Stock Exchange

Elementis PLC
15 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification require by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 1 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC ('ELEMENTIS')

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

THE ACQUISITIONS OF SHARES IN ELEMENTIS (AS DETAILED BELOW) ARE HEREBY NOTIFIED PURSUANT TO (i) ABOVE ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP AS TRANSACTIONS CONDUCTED ON THEIR OWN ACCOUNT AND PURSUANT TO (ii) ABOVE BY MATTHEW PEACOCK

3. Name of person discharging managerial responsibilities/director

MATTHEW PEACOCK

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify connected person

HANOVER I FUND LP;

HANOVER I MASTER FUND LP.

5. Indicate whether the notification is in respect of a holding of the pers referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDINGS OF THE PERSONS REFERRED TO IN 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES LIMITED - 3,806,929 - HELD ON BEHALF OF HANOVER I FUND I AND HANOVER I MASTER FUND LP (AFTER THE ACQUISITIONS AS DETAILED BELOW)

8. State the nature of the transaction

ACQUISITION OF 1,475,000 SHARES BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP (AS DETAILED BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired

325,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 8 NOVEMBER 2005;

150,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 11 NOVEMBER 2005;

1,000,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 14 NOVEMBER 2005;

10. Percentage of issued class acquired (treasury shares of that class shoul not be taken into account when calculating percentage)

0.08% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 8 NOVEMBER 2005;

0.03% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND

HANOVER I MASTER FUND LP ON 11 NOVEMBER 2005;

0.23% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 14 NOVEMBER 2005;

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class shoul(not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

67P IN RELATION TO ACQUISITION ON 8 NOVEMBER 2005

68P IN RELATION TO ACQUISITION ON 11 NOVEMBER 2005

68.5P IN RELATION TO ACQUISITION ON 14 NOVEMBER 2005

14. Date and place of transaction

ACQUISITIONS BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP I HANOVER I MASTER FUND LP

- 8 NOVEMBER 2005, LONDON
- 11 NOVEMBER 2005, LONDON
- 14 NOVEMBER 2005, LONDON

15. Total holding following notification and total percentage holding follow: notification (any treasury shares should not be taken into account when calculating percentage)

    1. MATTHEW PEACOCK IS INTERESTED IN THE FOLLOWING ELEMENTIS SHARES PURSUANT TO SECTION 324 OF THE COMPANIES ACT 1985 - 3,806,929 (0.88%)
    2. VIDACOS NOMINEES LIMITED - 860,747 (0.20%) ON BEHALF OF HANOVER I FUI LP AND 2,946,182 (0.68%) ON BEHALF OF HANOVER I MASTER FUND LP.

16. Date issuer informed of transaction

14 NOVEMBER 2005

If a person discharging managerial responsibilities has been granted options the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

MARK PRUDDEN

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 15 NOVEMBER 2005

This information is provided by RNS
The company news service from the London Stock Exchange

Elementis PLC
15 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification require by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC ('ELEMENTIS')

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

THE ACQUISITIONS OF SHARES IN ELEMENTIS (AS DETAILED BELOW) ARE HEREBY NOTIFIED PURSUANT TO (i) ABOVE ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1

MASTER FUND LP AS TRANSACTIONS CONDUCTED ON THEIR OWN ACCOUNT AND PURSUANT T(
(ii) ABOVE BY EDWARD BRAMSON.

3. Name of person discharging managerial responsibilities/director

EDWARD BRAMSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify connected person

HANOVER 1 FUND LP
HANOVER 1 MASTER FUND LP

5. Indicate whether the notification is in respect of a holding of the pers(referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDINGS OF THE PERSONS REFERRED TO IN 4 ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES LIMITED - 3,806,929 - HELD ON BEHALF OF HANOVER 1 FUND LP AI
HANOVER 1 MASTER FUND LP (AFTER THE ACQUISITIONS AS DETAILED BELOW).

8. State the nature of the transaction

ACQUISITION OF 1,475,000 SHARES BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP (AS DETAILED BELOW).

9. Number of shares, debentures or financial instruments relating to shares acquired

325,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP ON 8 NOVEMBER 2005;

150,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP ON 11 NOVEMBER 2005;

1,000,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP ON 14 NOVEMBER 2005.

10. Percentage of issued class acquired (treasury shares of that class shoul(not be taken into account when calculating percentage)

0.07% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP ON 8 NOVEMBER 2005;

0.03% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP ON 11 NOVEMBER 2005;

0.23% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP ON 14 NOVEMBER 2005;

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class shoulc not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

67P IN RELATION TO ACQUISITION ON 8 NOVEMBER 2005

68P IN RELATION TO ACQUISITION ON 11 NOVEMBER 2005

68.5P IN RELATION TO ACQUISITION ON 14 NOVEMBER 2005

14. Date and place of transaction

ACQUISITIONS BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP:

* 8 NOVEMBER 2005, LONDON
* 11 NOVEMBER 2005, LONDON
* 14 NOVEMBER 2005, LONDON

15. Total holding following notification and total percentage holding followi notification (any treasury shares should not be taken into account when calculating percentage)

1. EDWARD BRAMSON IS INTERESTED IN THE FOLLOWING ELEMENTIS SHARES PURSUANT T SECTION 324 OF THE COMPANIES ACT 1985 - 3,806,929 (0.88%)

2. VIDACOS NOMINEES LIMITED - 860,747 (0.20%) ON BEHALF OF HANOVER 1 FUND LI AND 2,946,182 (0.68%) ON BEHALF OF HANOVER 1 MASTER FUND LP

16. Date issuer informed of transaction

14 NOVEMBER 2005

If a person discharging managerial responsibilities has been granted options the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

MARK PRUDDEN

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 15 NOVEMBER 2005

announcements are filtered from this site.

Elementis PLC
11 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification require by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, : 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Elementis plc ('Elementis')

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(A) The disposal of shares in Elementis (as detailed below) is hereby notif: pursuant to (i) above on behalf of Hanover Investors Partners - IV, LP ε transaction conducted on its own account.

(B) The acquisitions of shares in Elementis (as detailed below) are hereby notified pursuant to (i) above on behalf on Hanover I Fund LP and Hanove I Master Fund LP as transactions conducted on their own account and pursuant to (ii) above by Matthew Peacock.

3. Name of person discharging managerial responsibilities/director

Matthew Peacock

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify connected person

Hanover Investors Partners - IV, LP;
Hanover I Fund LP;
Hover I Master Fund LP.

5. Indicate whether the notification is in respect of a holding of the persc referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification is in respect of the holdings of the persons referred tc 4 above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

(A) P H Nominees Limited - 371,929 - held on behalf of Hanover Investors Partners - IV, LP (prior to the disposal as detailed below).

(B) Vidacos Nominees Limited - 2,331,929 - held on behalf of Hanover I Fund and Hanover I Master Fund LP (after the acquisitions as detailed below)

8. State the nature of the transaction

(A) Disposal of 371,929 shares in Elementis by P H Nominees Limited on beha of Hanover Investors Partners - IV, LP.

(B) Acquisition of 2,331,929 shares by Vidacos Nominees Limited on behalf o Hanover I Fund LP and Hanover I Master Fund LP (as detailed below).

9. Number of shares, debentures or financial instruments relating to shares acquired

661,929 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 1 November 2005;

120,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 2 November 2005;

1,550,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 4 November 2005.

10. Percentage of issued class acquired (treasury shares of that class shoulc not be taken into account when calculating percentage)

0.15% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanc I Master Fund LP on 1 November 2005;

0.03% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanc I Master Fund LP on 2 November 2005;

0.36% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanc I Master Fund LP on 4 November 2005.

11. Number of shares, debentures or financial instruments relating to shares disposed

371,929 by P H Nominees Limited on behalf of Hanover Investors Partners - IV, LP.

12. Percentage of issued class disposed (treasury shares of that class shoulc not be taken into account when calculating percentage)

0.09% by P H Nominees Limited on behalf of Hanover Investors Partners - : LP.

13. Price per share or value of transaction

(A) 63.75p

(B) 63.67p in relation to acquisition on 1 November 2005

(B) 64p in relation to acquisition on 2 November 2005

(B) 68p in relation to acquisition on 4 November 2005

14. Date and place of transaction

(A) Disposal by P H Nominees on behalf of Hanover Investors Partners - IV, I 1 November 2005, London.

(B) Acquisition by Vidacos Nominees Limited on behalf of Hanover I Fund LP ε Hanover I Master Fund LP:

- 1 November 2005, London
- 2 November 2005, London
- 4 November 2005, London

15. Total holding following notification and total percentage holding follow: notification (any treasury shares should not be taken into account when calculating percentage)

1. Matthew Peacock is interested in the following Elementis shares pursuant section 324 of the Companies Act 1985 - 2,331,929 (0.54%).

2. Hanover Investors Partners - IV, LP - number of Elementis shares held - :

3. Vidacos Nominees Limited - 527,249 (0.12% on behalf of hanover I Fund LP 1,804,680 (0.42%) on behalf of Hanover I Master Fund LP.

16. Date issuer informed of transaction

    7 November 2005

If a person discharging managerial responsibilities has been granted options the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification Brian Taylorson

Date of notification 11 November 2005

This information is provided by RNS
The company news service from the London Stock Exchange

Elementis PLC
11 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification require by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, : 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Elementis plc ('Elementis')

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(A) The disposal of shares in Elementis (as detailed below) is hereby notifie pursuant to (i) above:

- on behalf of Hanover Investors Partners - IV, LP as a transaction conducted on its own account; and

- by Edward Bramson as a transaction conducted on his own account

(B) The acquisitions of shares in Elementis (as detailed below) are hereby notified pursuant to (i) above on behalf of Hanover I Fund LP and Hanover I Master Fund LP as transactions conducted on their own account and pursu to (ii) above by Edward Bramson.

3. Name of person discharging managerial responsibilities/director

   Edward Bramson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify connected person

   Hanover Investors Partners - IV, LP;
   Hanover I Fund LP;
   Hanover I Master Fund LP.

5. Indicate whether the notification is in respect of a holding of the perso referred to in 3 or 4 above or in respect of a non-beneficial interest

   The notification is in respect of the holdings of the persons referred to in 4. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   Ordinary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   (A) P H Nominees Limited - 371,929 - held on behalf of Hanover Investors Partners - IV, LP (prior to the disposal as detailed below).

   (B) Vidacos Nominees Limited - 2,331,929 - held on behalf of Hanover I Fu LP and Hanover I Master Fund LP (after the acquisitions as detailed below).

8. State the nature of the transaction

   (A) Disposal of 371,929 shares in Elementis by P H Nominees Limited on behalf of Hanover Investors Partners - IV, LP.

   (B) Acquisition of 2,331,929 shares by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP (as detailed below)

9. Number of shares, debentures or financial instruments relating to shares acquired

   661,929 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I master Fund LP on 1 November 2005;

   120,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 2 November 2005;

   1,550,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 4 November 2005;

10. Percentage of issued class acquired (treasury shares of that class shoulc not be taken into account when calculating percentage)

0.15% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master LP on 1 November 2005;

0.03% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 2 November 2005;

0.36% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 4 November 2005.

11. Number of shares, debentures or financial instruments relating to shares disposed

371,929 by P H Nominees Limited on behalf of Hanover Investors Partners - IV, LP.

12. Percentage of issued class disposed (treasury shares of that class shoul(not be taken into account when calculating percentage)

0.09% by P H Nominees Limited on behalf of Hanover Investors Partners - : LP.

13. Price per share or value of transaction

(A) 63.75p
(B) 63.67p in relation to acquisition on 1 November 2005
(B) 64p in relation to acquisition on 2 November 2005
(B) 68p in relation to acquisition on 4 November 2005

14. Date and place of transaction

(A) Disposal by P H Nominees on behalf of Hanover Investors Partners - I\ LP - 1 November 2005, London

(B) Acquisitions by Vidacos Nominees Limited on behalf of Hanover I Fund and Hanover I Master Fund LP:

- 1 November 2005, London
- 2 November 2005, London
- 4 November 2005, London

15. Total holding following notification and total percentage holding follow: notification (any treasury shares should not be taken into account when calculating percentage)

1. Edward Bramson is interested in the following Elementis shares pursu to section 324 of the Companies Act 1985 - 2,331,929 (0.54%).

2. Hanover Investors Partners - IV, LP - number of Elementis shares hel(zero.

3. Vidacos Nominees Limited - 527,249 (0.12%) on behalf of Hanover I Fu LP and 1,804,680 (0.42%) on behalf of Hanover I Master Fund LP.

16. Date issuer informed of transaction

7 November 2005

If a person discharging managerial responsibilities has been granted options the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

Brian Taylorson

Date of notification 11 November 2005

Elementis PLC
03 November 2005

Elementis plc ('the Company')

Notification of Grant of Options to Persons Discharging Managerial Responsibilities

In accordance with Disclosure Rule 3.1.4R(i) of the Disclosure Rules sourceb the Company announces that on 2 November 2005 the following options were grar over ordinary shares of £0.05p each in the capital of the Company pursuant t the rules of the Elementis plc 2003 Unapproved Executive Share Option Scheme the exercise price of 64.50p:

Mr Charles Gregory McClatchy	250,000
Mr David Wayne Dutro	250,000
Mr William John French	200,000

These options are subject to performance criteria and are exercisable at any time between 3 and 10 years from the date of grant.

As a result of this grant, Messrs McClatchy, Dutro and French have options o 916,008, 960,330 and 748,728 respectively.

Mark Prudden
Company Secretary

For further information contact:

Elementis plc
Mark Prudden - Company Secretary

Telephone: 01784 227022

This information is provided by RNS
The company news service from the London Stock Exchange

Elementis PLC
01 November 2005

01 November 2005

ELEMENTIS PLC

Completion of the sale of Specialty Rubber business

Elementis is pleased to announce the successful completion of the sale of Linatex, the specialty rubber business, on 31 October 2005.

The details of the sale remain the same as outlined in the Company's press release of 19 October 2005.

- Ends -

Enquiries:

Elementis plc Tel: +44 (0)1784 227 (

Edward Bramson Chairman
Brian Taylorson Finance Director

Financial Dynamics Tel: +44 (0) 207 831 3

Andrew Dowler
Greg Quine

Elementis PLC
31 October 2005

31 October 2005

Elementis plc
Strategic Review

Elementis plc is today announcing the results of the first phase of its previously announced Strategic Review, which was undertaken recently followi changes in the composition of the Board.

The Board, having reviewed the businesses and operations of the Company, has decided to implement a number of changes in order to achieve three key objectives as follows:

- Improve the base earnings level of the Company
- Reduce the volatility of Chromium earnings
- Refocus attention on Specialties, which is the largest and most profitab business.

The results of the review of the strategy for Specialties will be reported u during the first half of 2006. This first phase of the Review has mainly addressed the first two of these objectives and has led to the following actions:

Improvement of base earnings

To improve the base level of earnings, there will be a further reduction in I Office personnel, with most corporate functions being absorbed into the businesses. When added to reductions announced in the first half of 2005, t combined effect will have been to reduce Head Office personnel costs by approximately 80% since the beginning of the year.

Further cost improvements will be made by combining the US administrative functions of the Specialties and Pigments businesses, although they will sti be reported separately and each will continue to have its own business management.

Specialties will focus resources on improving efficiency and customer servic while reducing costs across several functions.

The combined effect of these changes will be to reduce annualized fixed cost approximately £8.5 million, which is in addition to savings already announce the first half of the year.

Implementation of these changes has already begun and it is anticipated that

per cent of the savings will be achieved during 2006 which, when combined wit the savings already announced, will lead to a year on year improvement in fi: costs of approximately £11.1 million.

Chromium

Chromium will close around 50 per cent of capacity at its Eaglescliffe, UK plant, representing 25 per cent of the Company's global capacity, in order tc reduce volatility in its earnings and make the overall business more sustain& going forward.

Although the Group's global Chromium business is currently benefiting from improved pricing, the UK business has recorded losses in 2003, 2004 and the first half of 2005 due to high energy costs, a strong pound and a less favourable product and customer mix when compared to the business in the US. This, in turn has led to a higher degree of volatility in earnings and a low overall return on sales.

The Eaglescliffe plant will cease production of chromic acid and chrome sulphate, and concentrate on chrome oxide and sodium dichromate, resulting ir reduction in the workforce and reducing global output by approximately 15%. a result of the closure, Chromium fixed costs will be reduced in the UK by approximately £11.7 million, offset by a reduction in output, leaving operat: profit essentially unchanged.

Going forward the business will look to further reduce earnings volatility b} additional hedging of input costs and restructuring of sales contracts.

One off charges

As a result of these changes, Elementis will record a one time charge in 200! £37.6 million, of which £25.0 million relates to asset write downs in Chromi\ and £12.6 million will be paid in cash for severance and other closure costs, with approximately one third being paid in 2005. The cash component will be financed from a reduction in working capital in Chromium, resulting from the capacity closure, and net proceeds from the recently announced sale of the Specialty Rubber business.

Current Trading

As stated at the time of the interim results, the company's current trading performance is in line with its expectations for continued improvement in th(second half of the year.

Commenting on the outcome of the Strategic Review, Edward Bramson, Executive Chairman said:

'We anticipate that this will leave us with a more profitable and less volat business going forward, and we look forward to further outlining the strateg} for Specialties in the New Year'

- ENDS -

Enquiries:

Elementis plc	Tel: +44 (0)1784 22700(
Edward Bramson	Chairman
Brian Taylorson	Finance Director
Financial Dynamics	Tel: +44 (0)20 7831 31:
Andrew Dowler	

Greg Quine

Elementis PLC
28 October 2005

Elementis plc
ISSUE OF REDEEMABLE B SHARES

Application has been made to the UK Listing Authority and the London Stock Exchange for 478,654,400 new redeemable B shares to be admitted to the Offic: List. It is expected that admission of the redeemable B shares will become effective and dealings in them will commence on 2 November 2005. The new redeemable B shares will rank pari passu with the existing redeemable B share

For further information contact:

Elementis plc
Penny Watson - Company Secretarial Assistant

Telephone: 01784 22 7023

This information is provided by RNS
The company news service from the London Stock Exchange

Elementis PLC
25 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SCHRODER INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE ATTACHED (BELOW)

5) Number of shares/amount of stock acquired.

4,944,230

6) Percentage of issued Class (any treasury shares held by company should r be taken into account when calculating percentage)

1.13%

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by company should r be taken into account when calculating percentage)

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

24.10.2005

12) Total holding following this notification

57,587,200

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account wh calculating percentage)

13.23%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON
01784 22 7023

16) Name and signature of authorised company official responsible for making this notification

PENNY WATSON
COMPANY SECRETARIAL
ASSISTANT

Date of Notification ....25.10.05 ....

LETTER TO: ELEMENTIS PLC dated 24 October 2005

5p ORDINARY SHARES ('SHARES')

We write to advise you that we, Schroder Investment Management Limited, have interest in 53,299,513 shares which are held in portfolios managed by us on a discretionary basis for clients under investment management agreements.

Included in this figure are: -

(i) 6,428,926 shares registered or to be registered in the name of our wholly-owned subsidiary nominee company, Schroder Nominees Limited (Schroder Nominees).

(ii) 18,361,468 shares held in (a) unit trust(s) operated and managed by ar affiliated company. Schroder Unit Trusts Limited (SUTL), and registere or to be registered in the name of Chase Nominee and,

(iii) 28,509,119 shares neither registered nor to be registered in the name Schroder Nominees. The registration details are shown on the enclosed schedule.

An affiliated company, Schroder Investment Management North America Ltd (SIMI Ltd), is managing a portfolio on a similar basis holding a further 4,131,68 shares. This holding is registered or to be registered in the name of Chase Nominees Limited.

An affiliated company, Schroder & Co. Limited (S&Co Ltd), is managing a portfolio holding a further 156,000 shares.

We believe that we, our subsidiary and affiliated company are therefore interested in an overall aggregate of 57,587,200 shares, representing some 13.239% of the total number of shares in issue, namely 434,975,917.

This notification is made to you:-

(a) in respect of our interest as investment managers,

(b) on behalf of SIMNA Ltd, S&Co Ltd, and SUTL Ltd in relation to the intere: they are treated as having respectively under the Companies Act 1985 (the Act), and

(c) on behalf of Schroders plc., our holding company, which is treated as hav an interest in all of the above shares under the Act by virtue of its ownership of SIMNA Ltd, S&Co Ltd, SUTL and ourselves.

We shall be grateful if you will kindly confirm the total number of shares currently in issue.

Letter from: Albion Onojobi
Compliance
Schroders Investment Management Limited

5P ORDINARY SHARES
SCHEDULE

REGISTRATION	AM(
Chase Nominees Limited	5,250,
Nortrust Nominees Limited	3,100,
Mineworkers' Pension Scheme a/c:R	10,717,
British Coal Staff Superannuation a/c: P	9,441,
	28,509,

This information is provided by RNS
The company news service from the London Stock Exchange

Elementis PLC
19 October 2005

PRESS INFORMATION

19 October 2005

ELEMENTIS PLC

Sale of Specialty Rubber business

Elementis plc (LSE:ELM), today announced that it has agreed to sell its Specialty Rubber business headquartered in Yateley, UK ('Linatex'), to privat equity funds managed by Navis Capital Partners ('Navis') for a net cash consideration of approximately US$30.8 million (£17.6 million) on a cash free debt free basis. Navis is an Asian-based investment company.

Linatex is a leading international manufacturer of wet abrasion resistant rul products and process equipment. In the year ended 31 December 2004, Linatex operating profit was £0.2 million on sales of £45.9 million with net assets c £17.1 million, excluding cash and debt. After taking account of transaction costs and net asset levels at the time of the sale, Elementis expects to recc a one time book loss on sale of around £7.0 million.

Net proceeds from the sale will be used to make an additional contribution tc the UK pension scheme of £7.0 million, with the balance going to reduce net borrowings. Completion is expected to take place before the end of 2005.

Edward Bramson, Executive Chairman of Elementis, commented: 'This completes t strategic review of Linatex which was announced early in 2005. The review concluded that the business was non-core and that a sale represented the best value option going forward.'

- Ends -

Enquiries:

Elementis plc Tel: +44 (0)1784 227 0(

Ed Bramson Chairman
Brian Taylorson Finance Director

Financial Dynamics Tel: +44 (0) 207 831 3:

Andrew Dowler
Greg Quine

This information is provided by RNS
The company news service from the London Stock Exchange